DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
FEB 2 2 2006
1086

[redacted]

06025707

February 13, 2006

No Act

Ashley Wright Baker
Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis MO 63102-2750

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2006

Re: Peabody Energy Corporation
Incoming letter dated January 10, 2006

Dear Ms. Baker:

This is in response to your letter dated January 10, 2006 concerning the shareholder proposal submitted to Peabody Energy by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

1064728

BRYAN CAVE

Ashley Wright Baker
Direct: (314) 259-2061
ashley.baker@bryancave.com

Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750
Tel (314) 259-2000
Fax (314) 259-2020
www.bryancave.com

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And Bryan Cave,
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January 10, 2006

SECURITIES EXCHANGE ACT OF 1934
BY HAND **RULE 14a-8**

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549

Re: Peabody Energy Corporation - Request for No-Action Letter Regarding Exclusion of Stockholder Proposal Submitted by the Sheet Metal Workers' National Pension Fund

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Peabody Energy Corporation, a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2006 Annual Meeting of Stockholders (collectively the "Proxy Materials") a proposal (the "Proposal") from the Sheet Metal Workers' National Pension Fund (the "Proponent"). The Proposal requests that the Board of Directors "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders."

The cover letter and proposal received from the Proponent and related correspondence are attached hereto as Exhibit A. Enclosed are six (6) copies of this letter as well as six (6) copies of the exhibits attached hereto. The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

The Company intends to begin distribution of its Proxy Materials on or after March 31, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission.

As discussed more fully below, the Company believes it may exclude the Proposal pursuant to Rule 14a-8(i)(10).

I. Background - Reasons for Opposition

The Company views good corporate governance as a priority. Each year, the Board of Directors reviews its corporate governance policies to identify any changes or improvements that it believes would strengthen its governance and benefit its stockholders. During its most recent review, the Board specifically addressed the issue of whether directors should be elected by the affirmative vote of a majority of votes cast at a stockholders' meeting. As part of the process, the Board considered recent governance trends, input received from independent governance advisors, and other research and analysis, and took into account the fact that holders of 37% of the Company's stock represented at the 2005 annual meeting supported a similar stockholder proposal. After considering the foregoing and other relevant factors, on December 8, 2005, the Company adopted a corporate governance principle on majority voting, a copy of which is attached hereto as Exhibit B. Under the policy, if, in an uncontested election, a director nominee receives more "withheld" than "for" votes, the director nominee must promptly tender his or her resignation to the Chairman of the Board following certification of the stockholder vote.

The Company believes this policy is a fair standard that strengthens the Company's governance, enhances the legal significance of the stockholders vote in the election of directors and allows the Board to be more responsive to stockholders, while at the same time, not allowing special interest groups to influence decisions to the detriment of all stockholders. The Company also believes this policy meets the rationale for the Proposal as indicated in the Proponent's supporting statement. In the supporting statement, the Proponent states that the Proposal is designed to "give shareholders a meaningful role in the director election process." The Company believes its policy provides all stockholders with a more meaningful role in the director election process than the Proposal for the reasons discussed below.

As evidenced by the materials attached as Exhibit C, the Proponent and several other unions have recently embarked on a coordinated campaign to improve their ability to unionize the Company's employees. The Company believes the Proponent, which owns only 13,400 shares out of more than 131,415,000 shares outstanding, is using the Proposal as a tool to further its own interests and not the interests of the Company's stockholders as a whole.

II. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(10) Because It Has Been Substantially Implemented

Prior to 1983, the Staff permitted exclusion of a proposal under Rule 14a-8(i)(10) only in cases where the proposal was fully implemented. In 1983, however, the Commission announced an interpretative change to permit exclusion of a proposal that had been "substantially implemented" because the previous formulaic application defeated its purpose. *See* SEC Release No. 34-20091 § II.E.5 (August 16, 1983).[1] The Staff has indicated that whether a proposal has been substantially implemented "depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (March 28, 1991) (involving a proposal requesting adoption of environmental guidelines covering implementation of operational and managerial programs as well as periodic assessment and review). In reaffirming the "substantially implements" standard in the 1998 amendments to the Rule, the SEC noted that a proposal need not be fully effected to be excludable, thus acknowledging that a company need not implement a proposal precisely as proposed by the stockholder. *See* Release No. 34-40018 at n.30 (May 21, 1998).

Indeed, the Staff has generally permitted exclusion of proposals where the essential objective of the proposal has been implemented, even though every aspect has not. *See, e.g., Xcel Energy, Inc.* (February 17, 2004) (proposal requesting a report on how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions was excludable where a report was already published covering the substantive components of the proposal); *The Gap, Inc.* (March 16, 2001) (proposal calling for a report on the child labor practices of the company's suppliers was excludable because a majority of the substantive issues requested were addressed in a report posted on the company's website); *Masco Corporation* (March 29, 1999)(proposal excludable even though the proposal called for outside directors to "not be employed directly or indirectly by the company and/or its present or former affiliates, or by an entity benefiting from a relationship therewith" and the company implemented a resolution stating that outside directors, "shall not be employed directly or indirectly by the company or by any of its affiliates, or by an entity benefiting from a material relationship therewith"); *Eli Lilly and Company* (January 25, 1999) (proposal to prevent the company from purchasing human fetuses excludable based on the company's representation that it did not purchase human fetuses and did not plan to purchase human fetuses); and *H.J. Heinz Company* (June 18, 1997) (proposal excludable where proposal asked for information

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[1] In adopting its new "substantially implements" standard, the SEC stated: "In the past, the staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been "substantially implemented by the issuer." While the new interpretative position will add more subjectivity to the application for the provision, the Commission has determined the previous formalistic application of this provision defeated its purpose." Release No. 20091, at § II.E.5. (Aug. 16, 1983)

about certain board policies and board responded by issuing guidelines that addressed most of the items in the proposal).

We note that the Staff recently determined that adopting a corporate governance principle similar to the policy adopted by the Company does not constitute substantial implementation of a similar proposal. *See Hewlett-Packard Company* (January 5, 2006). However, the Company believes that no-action letter was incorrectly decided and requests that the Staff reconsider its position. The Company believes, for the reasons discussed below, that adopting its corporate governance policy requiring director resignation constitutes substantial implementation of the Proposal.

1. Peabody's Corporate Governance Principle on Majority Voting

As indicated above, on December 8, 2005, the Company adopted a corporate governance principle on majority voting. Pursuant to this principle, in an uncontested election of directors, any director nominee who receives a greater number votes "withheld" from his or her election than votes "for" his or her election will promptly tender his or her resignation to the Chairman of the Board following certification of the stockholder vote. The Company's Nominating and Corporate Governance Committee will then promptly consider the resignation and recommend to the Board whether to accept or reject the resignation. In making its recommendation, the Committee is to consider all factors it deems relevant, including without limitation, the reasons why stockholders "withheld" votes for election from such director. The Board is required to act on the Committee's recommendation within 90 days following the date of the stockholders meeting.

2. Substantial Implementation

The Company believes its corporate governance principle on majority voting "compares favorably" with the Proposal because the end results are substantially the same. Indeed, as discussed below, in certain circumstances, the end results are superior. While the Staff rejected similar arguments in *Hewlett-Packard Company* (January 5, 2006), the Company believes that its policy renders the Proposal moot and that the Staff's position in *Hewlett-Packard Company* was incorrect.

A. Majority of Votes Not "Withheld"

In an election, stockholders may either vote "for" a particular director nominee or withhold their votes. Pursuant to the Company's policy, if a director nominee receives less than a majority of "withheld" votes, the nominee will have been supported by a majority of the votes cast and will be elected to the Board. In this situation, the outcomes under the Company's policy and the Proposal are the same. Under both the Proposal and the Company's policy, in order for a director nominee to be elected definitively, the director must not receive a majority of votes "withheld." Thus, the Company has substantially implemented this aspect of the Proposal.

B. Majority of Votes "Withheld" From a Non-Incumbent Nominee

In a far less common situation, if a non-incumbent director nominee receives a majority of votes "withheld," the outcomes under the Proposal and the Company's policy will be substantially the same. Under the Proposal, the non-incumbent nominee would not become a director, which would most likely leave the Board with a vacancy. If such a vacancy exists, the Board would determine what action to take, which could include appointing the non-incumbent director nominee or another person to serve on the Board, or reducing the size of the Board to eliminate the vacancy, subject to charter and state law requirements. Under the Company's policy, such a non-incumbent director nominee would become a director, but would be required to tender his or her resignation. The Board would then determine whether to accept or reject the resignation. The Company's policy provides that:

> In considering whether to accept or reject the tendered resignation, the Nominating and Corporate Governance Committee will consider all factors deemed relevant by its members including, without limitation, the stated reasons why shareholders "withheld" votes for election from such Director, the length of service and qualifications of the Director whose resignation has been tendered, the Director's contributions to the Company, the Company's Corporate Governance Guidelines, and whether any special interest groups conducted a campaign involving the election of directors to further the interests of such group, as opposed to the best interests of all shareholders.

In that situation, under the Proposal and the Company's policy, the Board's determination is equivalent to that used to fill such a vacancy in accordance with Delaware law and the Company's charter documents. Thus, the Company has substantially implemented this aspect of the Proposal.

C. Majority of Votes "Withheld" From an Incumbent Nominees

With respect to incumbent director nominees who receive a majority of votes "withheld," the Company believes that its corporate governance principle on majority voting is superior to the Proposal in that it addresses potential issues that could arise under the Proposal. As acknowledged in the supporting statement, if the Proposal is implemented, the status of an incumbent director nominee that fails to receive a majority vote is unclear. Pursuant to § 141(b) of the Delaware General Corporation Law, a director "shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal." Under the Proposal, an incumbent director nominee who does not receive majority support would continue as a director because such director's successor will not have been elected and qualified and the director will not have resigned or been removed. The Board cannot remove a director under Delaware law. Under the Company's policy, such a director would tender his or her resignation. If the Board accepts the resignation, the nominee will no longer be a director. If the Board rejects the resignation, the nominee will continue to serve on the Board – the same result as would be obtained under the Proposal. In no case will the consequences under the Company's policy as it relates to incumbent directors receiving a majority of "withheld" votes be less effective than the Proposal. The Company's policy is more effective than the Proposal at removing a director opposed by stockholders because it provides a process by which the director may cease to serve as such by requiring the incumbent director to tender his or her resignation if he or she receives a greater number of "withheld" votes than "for" votes.

D. Contested Elections

Based on the Proposal's supporting statement, the Proposal would not apply to situations where there are multiple nominees for a Board position. The Proposal indicates that a plurality vote standard "may be appropriate in director elections when the number of director nominees exceeds the available board seats." The Company's policy resolves any such concern because it only applies to uncontested elections. Pursuant to the Company's policy, plurality voting would apply to situations where there are multiple nominees for a Board position. Thus, the Company believes it has implemented that aspect of the Proposal.

E. Analysis

With the Company's corporate governance principle on majority voting, the Company has substantially implemented the Proposal. The minor differences between the Company's corporate governance principle on majority voting and the Proposal do not alter that fact as the focus of Rule 14a-8(i)(10) is on the result, not the process. See Release No. 34-12999 (Nov. 22, 1976)(In deciding early in the Rule's history not to require that a proposal be implemented "by action of management," the Commission noted that "mootness" can be caused by reasons other than the actions of management, such as statutory enactments, court decisions, business changes and supervening corporate events."). Therefore, the Company believes it is entitled to exclude the Proposal pursuant to Rule 14a-8(i)(10).

We note that the Proposal requests that the Board initiate the appropriate process to amend the Company's governing documents; however, the Company believes its corporate governance principle on majority voting compares favorably with the Proposal because the end results are substantially the same. The procedure set forth in the Company's corporate governance principle will operate in substantially the same manner regardless of whether it is set forth in a company policy or in the Company's by-laws. We recognize that the Board may change the Company's corporate governance principle at any time, by majority vote of the directors; however, the same holds true with respect to the amendment of the Company's bylaws, which can be effected by a majority vote of the directors without a vote of the stockholders. Accordingly, the legal significance of the Company's policy and any changes made to the bylaws pursuant to the Proposal are substantially similar.

The Staff has held that the manner of implementation is not determinative of whether a proposal has been substantially implemented. *See e.g., General Motors Corporation* (March 14, 2005)(proposal requesting the company adopt a policy that any future poison pill be redeemed or put to a shareholder vote within four months after adoption excludable where the company agreed to put to any future plan to a shareholder vote within twelve months) and *Southwest Airlines Co.* (February 10, 2005)(proposal requesting that the company take the necessary steps, in the most expeditious manner possible, to adopt and implement the annual election of each director excludable because the company adopted a bylaw to phase-in the annual election of each director). In particular, in the corporate governance context, the Staff has held that the precise manner of implementation is not determinative. *See, e.g., General Motors Corporation* (March 4, 1996)(proposal requesting a policy of a secret ballot for all votes of stockholders that could only be amended by a majority stockholder vote was excludable because the company had a similar policy, even though the policy could be changed without a majority vote of stockholders); *Archon Corp.* (March 10, 2003)(proposal requesting Board provide for special election to fill vacant special director position deemed excludable where Board itself elected a new director); and *Nash-Finch Co.* (March 15, 1978)(proposal requesting nomination of no fewer than two non-employees as directors deemed excludable where Board itself named two such individuals as directors).

We note that the Proponent's supporting statement indicates that the Company's approach is inadequate, because the Proposal, if implemented, would allow "for continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support." The Company believes these concerns are misplaced because any director nominee who receives a greater number of "withheld" votes than votes "for" his or her election is required to tender his or her resignation. As explained above, this approach compares favorably to the Proposal with respect to all director elections.

Similarly, viewed from the perspective of whether stockholders are being given a meaningful voice in director elections, we believe that this approach is substantially the same as the Proposal. Any director who fails to receive majority support will be required to tender his or her resignation, with the Board placed in the position of deciding whether to accept such resignation. Since that decision is effectively the same as the decision it would face in determining whether or how to fill a vacancy pursuant to the Proposal, we believe stockholders are being given substantially equivalent voice under both approaches.

Further, we note that the supporting statement states that the Proposal "is not intended to limit the judgment of the Board in crafting the requested governance change." To avoid the issues discussed above, the Company exercised its discretion and implemented a solution – a policy that requires the resignation of a director nominee that receives a greater number of votes "withheld" than "for" his or her election. The fact that the Company has not sought to change its governing documents does not change the fact that the Company has substantially implemented the Proposal and, at least in one scenario, provided a superior solution. The Staff has previously indicated that a proposal can be substantially implemented even if the company's approach contains some exceptions. *See, e.g., Intel Corp.* (March 11, 2003) (proposal requesting submission of equity compensation plans and amendments to shareholder votes was substantially implemented by board policy); and *Archon Corp.* (March 10, 2003)(proposal requesting a special election to fill a board vacancy deemed substantially implemented when board exercised authority to fill vacancy).

We note that the Staff has in some cases declined to permit exclusion of proposals that requested that policies be effected through charter documents when the company sought to effect the change through alternative means. *See, e.g., PG&E* (February 28, 2002). However, these arose prior to widespread development and acceptance of corporate governance policies that are now mandated or recognized by stock exchange and Commission rules, such as board committee charters, codes of ethics and codes of conduct.[2] In addition, as noted previously, the Proponent itself acknowledged that the Proposal "is not intended to limit the judgment of the Board in crafting the requested governance change." Further, as noted above, even if the Company implemented the Proposal through an amendment to the Company's bylaws, the Board would retain the power to amend that bylaw without the approval of stockholders. Thus, the legal significance of a bylaw and the Company's policy are substantially similar. As stated by the Staff in the *Texaco* letter discussed above, a determination as to whether a company has substantially implemented a proposal should depend upon "whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal," not on where those policies, practices or procedures are embodied.

Based on the above, the Company respectfully requests that the Staff agree with its analysis that the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because the Company's policy substantially implements each aspect of the Proposal. While the Staff disagreed with this position in *Hewlett-Packard Company* (January 5, 2006), the Company requests that the Staff reconsider its position and allow for exclusion of the Proposal in this instance.

III. Notification and Request

In view of the foregoing, the Company hereby gives notice of its intention to omit the Proposal from its Proxy Materials for its 2006 Annual Meeting of Stockholders. The Company hereby requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. Pursuant to Rule 14a-8(j)(1), by copy of this letter, the Company is

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[2] For example, the significance of board committee charters is recognized under Item 7(d) of Schedule 14A (relating to disclosure of nominating and audit committee charters). Likewise, codes of ethics are governance documents that are recognized under Item 406 of Regulation S-K.

notifying the Proponent of its intention to omit the Proposal from its Proxy Materials. A copy of the Staff's response may be faxed as follows:

- To the Proponent (attention: Matthew Hernandez) at 703-739-7856; and
- To the undersigned at 314-552-8061.

In the event that the Staff disagrees with the conclusion expressed herein regarding the omission of the Proposal from the Company's Proxy Materials, or should any additional information be required, the Company would appreciate an opportunity to confer with the Staff prior to the issuance of its response. Please feel free to contact R. Randall Wang at 314-259-2149 or me at 314-259-2061.

Please acknowledge your receipt of this letter and the attached exhibits by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Ashley Wright Baker

Enclosures
cc: Matthew Hernandez
Joseph W. Bean

Exhibit A

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via facsimile to (314) 342-3419 and via UPS]

November 30, 2005

Jeffery L. Klinger
VP, General Counsel & Secretary
Peabody Energy Corporation
701 Market Street
St. Louis, MO 63101-1826

Re: Director Election Majority Vote Standard Proposal

Dear Jeffery L. Klinger:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Peabody Energy Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to an amendment to the Company's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 13400 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Northfield, IL 60093.

Sincerely,

Matthew B. Hernandez

Matthew Hernandez
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Director Election Majority Vote Standard Proposal

Resolved: That the shareholders of Peabody Energy Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). The law provides that if the level of voting support necessary for a specific action is not specified in a corporation's certificate or bylaws, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's director election vote standard to provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

We believe that a majority vote standard in director elections would give shareholders a meaningful role in the director election process. Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

The majority vote proposal received high levels of support last year, winning majority support at Advanced Micro Devices, Freeport McMoRan, Marathon Oil, Marsh & McLennan, Office Depot, Raytheon, and others. Leading proxy advisory firms recommended voting in favor of the proposal.

Some companies have adopted board governance policies requiring director nominees that fail to receive majority support from shareholders to tender their resignations to the board. We believe that these policies are inadequate for they are based on continued use of the plurality standard and would allow director nominees to be elected despite only minimal shareholder support. We contend that changing the legal standard to a majority vote is a superior solution that merits shareholder support.

Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent director nominees who fail to receive a majority vote under a majority vote standard and whether a plurality vote standard may be appropriate in director elections when the number of director nominees exceeds the available board seats.

We urge your support for this important director election reform.

Exhibit B

Corporate Governance Principle on Majority Voting

The Board of Directors desires to clarify its position regarding the actions to be taken when a director receives more "withheld" than "for" votes in an election. Such a vote sends a message that clearly warrants the Board's careful attention. At the same time, the Board of Directors recognizes that a number of special interest groups are promoting the majority-voting standard as a means to wage corporate campaigns or other detrimental activities that are not in the best interest of all shareholders. Certain corporations in heavy industry, including the Company, receive heightened attention from these special interest groups, and the Board of Directors believes that special measures are warranted to protect against their coercive activities.

In an uncontested election of Directors (i.e., an election where the only nominees are those recommended by the Board of Directors), any nominee for Director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election (a "Withhold Vote") will promptly tender his or her resignation to the Chairman of the Board following certification of the shareholder vote.

The Nominating and Corporate Governance Committee will promptly consider the resignation submitted by such Director, and will recommend to the Board whether to accept or reject the tendered resignation. In considering whether to accept or reject the tendered resignation, the Nominating and Corporate Governance Committee will consider all factors deemed relevant by its members including, without limitation, the stated reasons why shareholders "withheld" votes for election from such Director, the length of service and qualifications of the Director whose resignation has been tendered, the Director's contributions to the Company, the Company's Corporate Governance Guidelines, and whether any special interest groups conducted a campaign involving the election of directors to further the interests of such group, as opposed to the best interests of all shareholders.

The Board will act on the Nominating and Corporate Governance Committee's recommendation no later than 90 days following the date of the shareholders' meeting where the election occurred. In considering the Nominating and Corporate Governance Committee's recommendation, the Board will consider the factors considered by the Nominating and Corporate Governance Committee and such additional information and factors the Board believes to be relevant.

To the extent that one or more Directors' resignations are accepted by the Board, the Nominating and Corporate Governance Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board.

Any Director who tenders his or her resignation pursuant to this provision will not participate in the Nominating and Corporate Governance Committee recommendation or Board consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Nominating and Corporate Governance Committee receive Withhold Votes at the same election, then the independent Directors who are on the Board who did not receive Withhold Votes in such election (or who were not standing for election) will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept them or reject them. This Board committee may, but need not, consist of all of the independent Directors who did not receive Withhold Votes in that election.

This corporate governance guideline will be summarized or included in each proxy statement relating to an election of directors of the Company.

AFL-CIO Click to Print

AFL-CIO Urges Director Election Reform At Peabody Energy
December 05, 2005

AFL-CIO Secretary-Treasurer Richard Trumka called on Peabody Energy Corp. (NYSE:BTU) to reform the company's director elections. Earlier this year, over seventy percent of Peabody Energy's shareholders voted in favor of an AFL-CIO sponsored proposal to elect directors annually. To date, Peabody Energy has not implemented or responded in any way to the seventy percent of Peabody Energy shareholders who voted for the AFL-CIO's resolution.

"It is outrageous that any company would ignore a vote of its shareholders," said AFL-CIO Secretary-Treasurer Richard Trumka. "The retirement savings of America's working families are invested in companies like Peabody Energy. Director elections are the primary avenue for shareholders to hold management accountable and influence crucial corporate governance policies," he explained.

Peabody Energy's current director election framework divides the board into three classes, with approximately one-third of all directors elected each year to three-year terms. In July, Peabody Energy nominated John F. Turner to the Board of Directors. Under Peabody Energy's classified board system, shareholders will not have the opportunity to vote on Turner's nomination until his term expires in 2007.

In addition, shareholders have not been able to vote on the Board seat held by Peabody Energy's next CEO. In March 2005, Peabody Energy executive Gregory Boyce was added to the Board and he is scheduled to become the company's CEO in January 2006. Shareholders will not be able to vote on Boyce as a director until the 2006 annual shareholders meeting, 15 months after he took on his responsibilities on the Board.

The AFL-CIO has resubmitted its shareholder proposal to declassify Peabody Energy's Board of Directors. Peabody Energy shareholders will vote on the AFL-CIO's resolution for a second time at the 2006 annual shareholders meeting. Several other proposals to reform Peabody Energy's corporate governance have also been introduced for 2006.

A proposal by the Service Employees International Union Master Trust urges the Board to establish a committee to meet with shareholders on majority shareholder votes. A Sheet Metal Workers National Pension Fund proposal urges the election of directors by majority vote.

A United Mine Workers of America shareholder proposal urges Peabody Energy to adopt an employee policy based on the International Labor Organization's human rights conventions. Peabody Energy plans to establish joint ventures to operate coal mines in China, where human rights violations are commonplace in the mining industry.

"These proposals will heighten director responsiveness to shareholder concerns, enhance our company's corporate governance, increase management accountability to shareholders, and contribute to long-term shareholder performance," said Trumka.

Contact: Lane Windham 202-637-5018/Brandon Rees 202-637-3900

BurrellesLuceExpress
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Saturday, December 10, 2005
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Location: ST. LOUIS, MO

ST. LOUIS POST DISPATCH

Miners seek to organize without NLRB

Miners want to bring back unions without using the National Labor Relations Board because they say companies use it to intimidate workers.

Peabody officials support the NLRB process, saying miners should have all rights, including the right not to be in a union.

By Jerri Stroud
ST. LOUIS POST-DISPATCH



Randy Virgin, a member of Locals 1899 and 68 in Collinsville, carries an American flag Friday in support of union organizing at the International Human Rights Day rally through downtown St. Louis. Union organizer directors said 1,200 people attended the rally. Edward Linsmier | Post-Dispatch

Union leaders are asking Peabody Energy Corp. to allow its employees to unionize without going through the National Labor Relations Board or holding representation elections at individual mines. They kicked off their organizing effort on Friday with a rally and march downtown.

Cecil Roberts, the international president of the United Mine Workers of America, said the union has no faith in the NLRB because companies can use its processes to intimidate workers involved in union activities.

Roberts said 80 percent of Peabody's work force was unionized 20 years ago, but the percentage has dropped to 35 percent as the St. Louis-based company closed mines in Indiana and Illinois and moved production to the West.

When Peabody decided to return to Illinois and Indiana coal fields, it did so with a non-union subsidiary, often opening new mines near old ones that had been unionized, the union said.

Vic Svec, a Peabody spokesman, said the company supports the NLRB process.

"We believe every employee has the freedom to choose, including the right to choose to be union-free," Svec said. "The laws and regulations of this country establish the process. That includes elections where employees can choose their representation."

About 85 percent of Peabody's production is from non-union mines, Svec said. Only one representation election has been held in recent years; in that vote, miners rejected the union, he said.

John Cox, a miner from Indiana, said he attended the rally "because we need a union to represent us. We have no rights whatsoever. We just need some better insurance."

Cox said he often is scheduled to work 10- or 12-hour shifts six days a week. He said he pays $300 to $500 a month for prescriptions under Peabody's health plan.

Stewart Acuff, organizing director of the AFL-CIO, said the union's 9 million members will help the UMWA organize Peabody's employees. He supports the tactic of bypassing the NLRB.

"We want a commitment from Peabody to honor the fundamental human right to form a union," Acuff said.

jerristroud@post-dispatch.com | 314-340-8384

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peabody Energy Corporation
Incoming letter dated January 10, 2006

The proposal requests that the board initiate the appropriate process to amend Peabody Energy's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Peabody Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Peabody may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel